Exhibit (a)(1)(H)

Subject:	REMINDER – NeoPhotonics Corporation Offer to Reprice Eligible Options and Stock Appreciation Rights

To:	Eligible Holders

Date:

This email is intended to serve as a reminder that we are nearing the expiration of the Repricing Offer described in the Offer to Reprice Eligible Options and Stock Appreciation Rights dated (the “Offering Memorandum”). The Repricing Offer and withdrawal rights will remain open until 9:00 p.m., U.S. Pacific Time, on Wednesday, December 17, 2014, unless the Repricing Offer is extended. The submission of all Election Forms and/or Notice of Withdrawal forms must be made by the deadline noted above, or the Expiration Time if the expiration of the Repricing Offer is extended. We cannot accept late submissions.

If you have any questions about the Offer, you can contact me at:

Ian Gray

NeoPhotonics Corporation

2911 Zanker Road

San Jose, California 95134

Phone: (408) 232-9200

E-Mail: tender@neophotonics.com

This notice does not constitute an offer. The full terms of the Repricing Offer are described in the Schedule TO and accompanying documents which you may access on our website at www.neophotonics.com or through the SEC website at www.sec.gov. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offering Memorandum.